                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                   For the fiscal year ended December 31, 2000

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to _______



                         Commission file number 0-29818

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    LifePoint Hospitals, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LifePoint Hospitals, Inc.
                           103 Powell Court, Suite 200
                               Brentwood, TN 37027

                    LifePoint Hospitals, Inc. Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                    For the year ended December 31, 2000 and
              for the period from May 11, 1999 (date of inception)
                              to December 31, 1999

                                    Contents

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4

Supplemental Schedule

Schedule of Assets (Held at End of Year)...................................12

                         Report of Independent Auditors

The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of LifePoint Hospitals, Inc. Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and the period May 11, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 and for the period May 11, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

Nashville, Tennessee
June 26, 2001

                    LifePoint Hospitals, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                          DECEMBER 31, 2000                           DECEMBER 31, 1999
                                            ------------------------------------------   ------------------------------------------
                                            PARTICIPANTS'   ESOP SHARES                  PARTICIPANTS'   ESOP SHARES
                                              ACCOUNTS          FUND                       ACCOUNTS         FUND
                                             (ALLOCATED)   (UNALLOCATED)      TOTAL       (ALLOCATED)   (UNALLOCATED)     TOTAL
                                             -----------   -------------  ------------    -----------   -------------  ------------
ASSETS
Investments, at fair value                  $168,937,703   $122,365,050   $291,302,753   $136,541,540   $ 32,311,783   $168,853,323
Employer contributions receivable                     --      3,762,359      3,762,359             --      2,527,314      2,527,314
Participant contributions receivable              77,294             --         77,294             --             --             --
Pending trade sales                            1,878,131             --      1,878,131             --             --             --
Income receivable                                 11,845             --         11,845             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
                                             170,904,973    126,127,409    297,032,382    136,541,540     34,839,097    171,380,637

LIABILITIES
Cash overdraft                                        --             --             --         33,839             --         33,839
Accrued interest payable to LifePoint
   Hospitals, Inc.                                    --      2,317,104      2,317,104             --      1,438,050      1,438,050
Note payable to LifePoint Hospitals, Inc.
                                                      --     28,091,513     28,091,513             --     32,162,266     32,162,266
Expenses payable                                  10,898             --         10,898             --             --             --
Excess contributions payable                     647,635             --        647,635        150,661             --        150,661
                                            ------------   ------------   ------------   ------------   ------------   ------------
                                                 658,533     30,408,617     31,067,150        184,500     33,600,316     33,784,816
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for benefits           $170,246,440   $ 95,718,792   $265,965,232   $136,357,040   $  1,238,781   $137,595,821
                                            ============   ============   ============   ============   ============   ============

See accompanying notes.

                    LifePoint Hospitals, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                              PERIOD FROM MAY 11, 1999 (DATE OF
                                                    YEAR ENDED DECEMBER 31, 2000               INCEPTION) TO DECEMBER 31, 1999
                                            ------------------------------------------   ------------------------------------------
                                            PARTICIPANTS'   ESOP SHARES                  PARTICIPANTS'   ESOP SHARES
                                              ACCOUNTS          FUND                       ACCOUNTS         FUND
                                             (ALLOCATED)   (UNALLOCATED)      TOTAL       (ALLOCATED)   (UNALLOCATED)     TOTAL
                                             -----------   -------------  ------------    -----------   -------------  ------------
ADDITIONS
   Net appreciation in fair value of
     investments                            $  31,353,954  $  96,337,298  $ 127,691,252  $ 17,211,437   $     838,440  $ 18,049,877
   Interest and dividend income                   467,695             --        467,695       243,823              --       243,823
   Employer contributions                              --      6,056,795      6,056,795       688,923       2,527,314     3,216,237
   Participants' contributions                  5,202,896             --      5,202,896     3,039,907              --     3,039,907
                                            -------------  -------------  -------------  ------------   -------------  ------------
Total additions                                37,024,545    102,394,093    139,418,638    21,184,090       3,365,754    24,549,844

DEDUCTIONS
   Benefits paid                               16,083,161             --     16,083,161     5,221,568              --     5,221,568
   Interest expense                                    --      2,317,104      2,317,104            --       1,438,050     1,438,050
   Administrative expenses                        560,044             --        560,044       185,556              --       185,556
                                            -------------  -------------  -------------  ------------   -------------  ------------
Total deductions                               16,643,205      2,317,104     18,960,309     5,407,124       1,438,050     6,845,174

Allocation of ESOP shares to Plan               5,596,978     (5,596,978)            --       688,923        (688,923)           --

Transfer out of the Plan                       (6,570,729)            --     (6,570,729)           --              --            --
Transfers from HCA - The Healthcare
   Company-sponsored plans                     14,481,811             --     14,481,811   119,891,151              --   119,891,151
                                            -------------  -------------  -------------  ------------   -------------  ------------
Net increase in net assets available for
   benefits                                    33,889,400     94,480,011    128,369,411   136,357,040       1,238,781   137,595,821
Net assets available for benefits at
   beginning of period                        136,357,040      1,238,781    137,595,821            --              --            --
                                            -------------  -------------  -------------  ------------   -------------  ------------
Net assets available for benefits at
   end of period                            $ 170,246,440  $  95,718,792  $ 265,965,232  $136,357,040   $   1,238,781  $137,595,821
                                            =============  =============  =============  ============   =============  ============

See accompanying notes.

                    LifePoint Hospitals, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of LifePoint Hospitals, Inc. Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the "Company") who have completed two full months of service and are age 21 or older. The Plan was effective May 11, 1999. On May 11, 1999, HCA-The Healthcare Company (previously Columbia/HCA Healthcare Corporation) ("HCA") created two tax-free spin-off companies, the Company and Triad Hospitals, Inc. Effective with the spin-off, the investment accounts of employees of the newly formed Company were transferred to the Plan. All employees of the Company at May 11, 1999 were eligible to participate in the Plan except employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is also an "employee stock ownership plan" ("ESOP") within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"). As an ESOP, the Plan generates certain favorable federal income tax consequences to the Company and the beneficiaries of the Plan.

CONTRIBUTIONS

Participants may elect to contribute a fixed percentage of a participant's pre-tax compensation ("Salary Deferral Contribution") and voluntary after-tax amounts ("Employee Voluntary Contributions"). The total of Salary Deferral Contributions elected by a participant cannot exceed 15% of the participant's compensation for a Plan year. The Employee Voluntary Contributions elected by a participant cannot exceed 10% of the participant's compensation for the plan year.

In addition, the Company makes a matching contribution of Company stock in an amount equal to 50% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period ("Salary Deferral Matching Contribution Allocation") and an amount equal to 18% of the amount the participant has elected as an Employee Voluntary Contribution for that payroll period ("Employee Voluntary Matching Contribution

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Allocation"). The Salary Deferral Matching Contribution Allocation for any participant is limited to 1.5% of a participant's compensation for the Plan year.

In any Plan year the Company may contribute to participants' accounts cash or Company stock as determined by the Company's Board of Directors ("ESOP Contributions"). In addition, discretionary Company profit sharing contributions may be made upon a vote of the Board of Directors ("Profit Sharing Contributions"). To be eligible for an allocation of the ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:

         (i) Participant is age 21 or older on the last day of the Plan year,
         (ii) Participant completed one year of service during the Plan year, and
         (iii) Participant is an employee as of the last day of the Plan year.

An additional contribution by the Company in an amount determined by the Company to assure that the Plan satisfies certain tests under the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year ("Unilateral Employer Contributions").

Contributions are subject to certain limitations under the Code.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution of shares of the Company's common stock released by the Company from the suspense account and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement, disability, death, or termination of employment, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. A participant's contributions may also be withdrawn for certain hardship situations.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 8.5% to 9.5% in 2000 and 7.75% to 8.50% for 1999. Principal and interest are paid ratably through payroll deductions.

VESTING AND FORFEITURES

Participants are immediately 100% vested in their Salary Deferral Contributions, Employee Voluntary Contributions, Employee Voluntary Matching Contribution Allocations, Unilateral Employer Contributions, rollover contributions plus investment earnings arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA-sponsored benefit plans are subject to a vesting schedule based on the participant's number of years of service as follows:

               YEARS OF SERVICE                        VESTED PERCENTAGE
           ----------------------------------------------------------------
           Less than 3 years                                    0%
           3 years but less than 4                             20%
           4 years but less than 5                             40%
           5 years but less than 6                             60%
           6 years but less than 7                             80%
           7 years or more                                    100%

                    LifePoint Hospitals, Inc. Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING AND FORFEITURES (CONTINUED)

Participants' interest in their accounts become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminated employment with the Company, the participant is entitled to the vested portion of his/her account. The nonvested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants of the Plan, if forfeitures from ESOP accounts occur.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    LifePoint Hospitals, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are held and transactions are executed by U.S. Trust Company, N.A., (the "ESOP Trustee"), for the ESOP portion of the Plan and by Northern Trust Company (the "Trustee") for the non-ESOP portion of the Plan. Investments in collective trust funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at fair value, which is approximated by cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

Administrative expenses, including legal and participant accounting, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.

BENEFIT PAYMENTS

Benefits are recorded when paid.

3. INVESTMENTS

For the year ended December 31, 2000 and the period from May 11, 1999 (date of inception) to December 31, 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                             PERIOD FROM MAY 11,
                                                                1999 (DATE OF
                                              YEAR ENDED        INCEPTION) TO
                                             DECEMBER 31,        DECEMBER 31,
                                                 2000               1999
                                             -----------------------------------
Common stock                                 $ 131,025,036      $  8,996,043
Shares of Registered Investment Companies       (3,333,784)        9,053,834
                                             -----------------------------------
                                             $ 127,691,252      $ 18,049,877
                                             ===================================

                    LifePoint Hospitals, Inc. Retirement Plan

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                                DECEMBER 31,
                                                             2000          1999
                                                      --------------------------------
LifePoint Hospitals, Inc. Common Stock*                  $143,183,566   $34,172,818
HCA - The Healthcare Company Common Stock                  53,421,098    41,017,714
Northern Trust Company Stock Index Fund                    33,086,564    36,466,230
Northern Trust Company Stable Value Asset Fund             28,356,600    25,864,004
Northern Trust Company Small Company Index Fund            15,399,544    14,846,168
Northern Trust Company International Equity Index Fund      6,911,373     8,067,250

*Includes non-participant directed investments

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in LifePoint Hospitals, Inc. common stock at December 31, 2000 and 1999 are as follows:

                                ALLOCATED     UNALLOCATED        TOTAL
                            -----------------------------------------------
December 31, 2000:
  Number of shares                 312,767       2,441,198      2,753,965
                            ===============================================
  Fair value                  $ 16,008,624   $ 122,365,050   $138,373,674
                            ===============================================
December 31, 1999
  Number of shares                  61,300       2,735,419      2,796,719
                            ===============================================
  Fair value                  $    724,461   $  32,311,783   $ 33,036,244
                            ===============================================

                    LifePoint Hospitals, Inc. Retirement Plan

5. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                   MAY 11, 1999
                                                                     THROUGH
                                                    DECEMBER 31,   DECEMBER 31,
                                                       2000           1999
                                                  ------------------------------
Change in net assets:
   Balance beginning of period                     $  33,036,244    $        --
   ESOP shares purchased through the issuance of
     the ESOP Note                                            --     32,162,266
  Distributions to participants                       (1,108,502)            --
  Unrealized appreciation in fair value              106,445,932        873,978
                                                  ------------------------------
                                                   $ 138,373,674    $33,036,244
                                                  ==============================

6. NOTE PAYABLE TO LIFEPOINT HOSPITALS, INC.

On June 9, 1999, the Plan purchased 2,796,719 shares of the Company's common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan funded the stock purchase through the issuance of a note payable to the Company (the "ESOP Note") equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock held by the trust. Terms of the ESOP Note call for repayment in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.

The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated on a quarterly and annual basis. Through December 31, 2000 and 1999, 355,521 and 61,300, respectively, shares have been allocated to participant accounts.

The price paid for the purchase of the Company's common stock was acknowledged to be no greater than the prevailing price of the Company's common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan, which when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants

                    LifePoint Hospitals, Inc. Retirement Plan

6. NOTE PAYABLE TO LIFEPOINT HOSPITALS, INC. (CONTINUED)

and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.

The scheduled amortization of the ESOP Note for the next five years and thereafter is as follows:

                      2001                              $     3,952,092
                      2002                                    2,705,363
                      2003                                    2,921,792
                      2004                                    3,155,535
                      2005                                    3,407,978
                      Thereafter                             11,948,753
                                                        ----------------
                                                        $    28,091,513
                                                        ================

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. PARTY-IN-INTEREST TRANSACTIONS

Transactions with parties-in-interest include the issuance of the ESOP Note payable to the Company for the purchase of the Company's common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note. Certain Plan investments are shares of trust funds managed by the Trustee and therefore, such transactions qualify as party-in-interest.

Party-in-interest transactions also include purchases and sales of assets through the ESOP Trustee and Trustee.

                    LifePoint Hospitals, Inc. Retirement Plan

                          EIN: 52-2165845 Plan No.: 001
                               Schedule H Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                            (C) DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE, RATE OF
       (B) IDENTITY OF ISSUE, BORROWER      INTEREST, COLLATERAL, PAR OR                           (E) CURRENT
  (A)          OR SIMILAR PARTY                    MATURITY VALUE                   (D) COST           VALUE
------------------------------------------------------------------------------------------------------------------
*        Northern Trust Company            Stable Value Asset Fund                            #     $  28,356,600
*        Northern Trust Company            Aggregate Bond Index Fund                          #         5,872,191
*        Northern Trust Company            Stock Index Fund                                   #        33,086,564
*        Northern Trust Company            Small Company Index Fund                           #        15,399,544
*        Northern Trust Company            International Equity Index Fund                    #         6,911,373
*        Northern Trust Company            Short Term Investment Fund                         #           342,005
*        LifePoint Hospitals, Inc.         Common Stock                             $34,654,982       143,183,566
         HCA - The Healthcare Company      Common Stock                                       #        53,421,098
         Triad Hospitals, Inc.             Common Stock                                       #         1,875,926
         Participant Loans                 Interest rate ranges from 8.5% to 9.5%             #         2,853,886
                                                                                                  ----------------
                                                                                                    $ 291,302,753
                                                                                                  ================


*Indicates a party-in-interest to the Plan.
#Not necessary as this is participant-directed.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    LifePoint Hospitals, Inc. Retirement Plan



Date: June 29, 2001                 /s/ Kenneth C. Donahey
                                    --------------------------------------------
                                    Kenneth C. Donahey
                                    Chairman & Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

  23              Independent Auditors' Consent